Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-275512

Pricing Supplement to Prospectus Supplement Dated

January 5, 2026 and Prospectus Dated November 13, 2023

Pricing Supplement dated August 6, 2026

(To Prospectus Supplement dated January 5, 2026

and Prospectus dated November 13, 2023)

5.400% Secured Medium-Term Notes, Series R, due August 1, 2036

PUBLIC SERVICE ELECTRIC AND GAS COMPANY (PSE&G)

CUSIP: 74456QCZ7

Trade Date: August 6, 2026

Original Issue Date/Settlement Date: August 10, 2026, which is the second business day following the Trade Date. Accordingly, purchasers who wish to trade the Notes prior to one business day before delivery will be required, because the Notes will not initially settle in T+1, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Principal Amount: $650,000,000

Price to Public: 99.986% of Principal Amount, plus accrued interest from August 10, 2026 if settlement occurs after that date

Purchase Price: 99.386% of Principal Amount

Net Proceeds to Company: $646,009,000

Interest Rate: 5.400% per annum

Initial Interest Accrual Date: August 10, 2026

Interest Payment Dates: February 1 and August 1, commencing February 1, 2027

Regular Record Dates: January 15 and July 15

Maturity Date: August 1, 2036

These Notes are DTC Eligible and will be issued in book-entry form.

Mode of Distribution: ☒ Underwritten ☐ Agented

☒  AmeriVet Securities, Inc. ($10,563,000)

☐  Barclays Capital Inc.

☒  BNP Paribas Securities Corp. ($102,375,000)

☒  BNY Mellon Capital Markets, LLC ($39,000,000)

☐  BofA Securities, Inc.

☒  CIBC World Markets Corp. ($102,375,000)

☐  Citigroup Global Markets Inc.

☐  Goldman Sachs & Co. LLC

☒  Independence Point Securities LLC ($10,562,000)

☐  J.P. Morgan Securities LLC

☐  Mizuho Securities USA LLC

☐  Morgan Stanley & Co. LLC

☐  MUFG Securities Americas Inc.

☒  PNC Capital Markets LLC ($102,375,000)

☒  RBC Capital Markets, LLC ($39,000,000)

☒  Scotia Capital (USA) Inc. ($102,375,000)

☒  TD Securities (USA) LLC ($39,000,000)

☐  U.S. Bancorp Investments, Inc.

☒  Wells Fargo Securities, LLC ($102,375,000)

Foreign Ownership Limitation

This pricing supplement, the prospectus and the prospectus supplement are not intended to constitute an offer to, and the Secured Medium-Term Notes, Series R offered hereby (the “Secured Medium-Term Notes”) should not be purchased, held or otherwise acquired by, a “specified foreign entity” (an “SFE”) as defined in Section 7701(a)(51)(B) of the Internal Revenue Code of 1986, as amended (the “Code”). By purchasing the Secured Medium-Term Notes, any investor in the Secured Medium-Term Notes (including all affiliated entities that participate in such purchase) will be deemed to represent and warrant to PSE&G that it is not, and will not be, for its taxable year that includes the date of the original issuance of the Secured Medium-Term Notes, an SFE.

Additional Risk Factors Relating to the Secured Medium-Term Notes

In addition to the risks described in the prospectus and prospectus supplement, as well as the risks described in PSE&G’s Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference into the prospectus and prospectus supplement, the following are additional risks relating to an investment in the Secured Medium-Term Notes.

If a Tax Credit Event occurs, PSE&G may redeem the Secured Medium-Term Notes

If a Tax Credit Event (as defined below) occurs, PSE&G may redeem at its option the Secured Medium-Term Notes as described below under “Redemption Provisions—Right to Redeem for Tax Credit Event.” A “Tax Credit Event” occurs with respect to the Secured Medium-Term Notes if, in PSE&G’s reasonable determination, there exists a material risk, due to Secured Medium-Term Notes (considered together with other debt) having been issued, as part of an original issuance, to one or more “specified foreign entities,” as defined in Section 7701(a)(51)(B) of the Code, that PSE&G or any of its affiliates would be unable to utilize or otherwise ineligible to claim any tax credits otherwise allowed under Section 38 of the Code. “Specified foreign entities,” as further defined in Section 7701(a)(51)(B) of the Code, generally include, among other entities: (i) the governments of China, Iran, North Korea or Russia or their agencies or instrumentalities; (ii) certain citizens or nationals of such countries; (iii) entities organized under the laws of, or having their principal place of business in, such countries; (iv) entities controlled by any of the above, including certain subsidiaries, measured by more than 50% ownership of (A) stock (by vote or value) in a corporation, (B) profits interests or capital interests in a partnership, or (C) beneficial interests in another entity; (v) certain Chinese military companies described under Section 1260H of the William M. (Mac) Thornberry National Defense Authorization Act for Fiscal Year 2021; (vi) Contemporary Amperex Technology Company (CATL), BYD Company, Envision Energy, EVE Energy Company, Gotion High-tech Company, Hithium Energy Storage Technology Company, or any successor company to the foregoing; (vii) certain companies that violate the Uyghur Forced Labor Prevention Act of 2021; and (viii) entities that the Office of Foreign Assets Control of the Department of the Treasury (“OFAC”) has included on the list of specially designated nationals and blocked persons maintained by OFAC. A redemption of the Secured Medium-Term Notes for this reason would be at a redemption price equal to 101% of the principal amount of the Secured Medium-Term Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

If a Tax Credit Event occurs, and your Secured Medium-Term Notes are redeemed, such redemption may adversely affect your anticipated return. PSE&G may exercise such redemption rights when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as that of the Secured Medium-Term Notes that are redeemed. See “Redemption Provisions—Right to Redeem for Tax Credit Event” below.

Redemption Provisions

The Secured Medium-Term Notes will be subject to redemption as described in the prospectus and prospectus supplement. In addition, the Secured Medium-Term Notes will be subject to redemption under the following circumstances.

Optional Redemption

Prior to May 1, 2036 (the date that is three months prior to the Maturity Date) (the “Par Call Date”), PSE&G may redeem the Secured Medium-Term Notes at its option, in whole or in part, at any time and from time to time on not less than 10 days’ prior written notice to holders, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the Secured Medium-Term Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points (0.150%), less (b) interest accrued to, but excluding, the redemption date; and

(2)	100% of the principal amount of the Secured Medium-Term Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, PSE&G may redeem the Secured Medium-Term Notes in whole or in part, at any time and from time to time on not less than 10 days’ prior written notice to holders, at a redemption price equal to 100% of the principal amount of the Secured Medium-Term Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by PSE&G in accordance with the following two paragraphs.

The Treasury Rate shall be determined by PSE&G after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, PSE&G shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, PSE&G shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, PSE&G shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, PSE&G shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Trustee shall not be responsible for any calculation of the Treasury Rate. PSE&G’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Unless PSE&G defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Secured Medium-Term Notes called for redemption.

Right to Redeem for Tax Credit Event

If a Tax Credit Event (as defined below) occurs, PSE&G may redeem, upon the sending of a notice of redemption to the holders not less than 10 days prior to the redemption date, the Secured Medium-Term Notes in whole but not in part at a redemption price equal to 101% of the principal amount of the Secured Medium-Term Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. A notice of redemption of the Secured Medium-Term Notes upon the occurrence of a Tax Credit Event (i) may only be sent by the later of (a) the end of the calendar year in which the Secured Medium-Term Notes were issued and (b) six months from the date of issuance of the Secured Medium-Term Notes and (ii) shall be accompanied by a certificate from an officer of PSE&G stating that a Tax Credit Event has occurred.

A “Tax Credit Event” occurs with respect to the Secured Medium-Term Notes if, in PSE&G’s reasonable determination, there exists a material risk, due to Secured Medium-Term Notes (considered together with other debt) having been issued, as part of an original issuance, to one or more “specified foreign entities,” as defined in Section 7701(a)(51)(B) of the Code, that PSE&G or any of its affiliates would be unable to utilize or otherwise ineligible to claim any tax credits otherwise allowed under Section 38 of the Code.

Unless PSE&G defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Secured Medium-Term Notes.

Use of Proceeds

PSE&G expects to use a portion of the net proceeds from this offering and the concurrent offering of $350 million 6.050% Secured Medium-Term Notes, Series R, due August 1, 2056 to repay at maturity $425 million aggregate principal amount of our 2.25% Secured Medium-Term Notes, Series L, due September 15, 2026, including accrued but unpaid interest thereon. The remainder of the net proceeds will be used for general corporate purposes.

Notice to Prospective Investors in the United Kingdom

The final three paragraphs on page S-17, and the first paragraph on page S-18, of the prospectus supplement (under the heading “Plan of Distribution—Notice to Prospective Investors in the United Kingdom — PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS”) shall be deemed to be deleted.

In addition, the reference to “FSMA” in the second paragraph on page S-18 of the prospectus supplement under the same heading shall be deemed to be deleted and replaced with “United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”)”.

No PRIIPs KID

No PRIIPs key information document (KID) has been prepared as the Secured Medium-Term Notes are not available to retail investors in the European Economic Area.